U.S. Securities and Exchange Commission
                   Washington, D.C. 20549

                     Amended Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                         ISSUERS

  Under Section 12(b) or (g) of the Securities Act of 1934

             Commission File Number:  000-13846

               STRATEGIC ALLIANCE GROUP, INC.
       (Name of Small Business Issuer in its charter)

            Florida                         75 14 33 000
  (State or other jurisdiction of (I.R.S. Employer Identification No.)
   incorporation or organization)

          3551 S.W. Corporate Parkway
              Palm City, Florida              34990
  (Address of principal executive offices) (Zip Code)

                Issuer's telephone Number,
                     (772) 283-4490

  Securities to be registered under Section 12(b) of the Act:
                            None
  Securities to be registered under Section 12(g) of the Act:
               Common Stock  ($.10 Par Value)

                      (Title of class)
  Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                 [ X ]  YES       [   ]   NO

  Check if there is no disclosure of delinquent filers in response
  to Item 405 of Regulation S-B is   not contained in this form,
  and no disclosure will be contained to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-SB or
  any amendment to this Form 10-SB.    [ X ]

  State the issuer's revenue for the most recent fiscal year  $0.00

  State the aggregate market value of the voting stock held by
  non-affiliates computed by reference   to the price at which
  the stock was sold, or the average bid and asked price of such, as of a specified date within the last 60 days: $213,750 based
  on the average of the closing bid and asked   obtained from the
  Pink Sheets Electronic Quotation Service on December 31, 2002.

  State the number of shares outstanding of each of the Issuer's classes of common equity as of the latest practicable date.
  As of December 31, 2002:

        Common Stock   475,000,000 shares

  Transitional Small Business Disclosure Format YES [  ]   NO  [X ]



                     TABLE OF CONTENTS
  Item 101  - Description of Business

  Item 102  - Description of Property

  Item 103  - Legal Proceedings

  Item 201  - Market Price of and Dividends on the Registrant's
              Common Equity and Related Stockholder Matters

  Item 202  - Description of Securities

  Item 303  - Management's Discussion and Analysis or Plan of
              Operation

  Item 304  - Changes in and Disagreements with Accountants

  Item 310  - Financial Statements

  Item 401  - Directors and Executive Officers, Promoters and
              Control Persons

  Item 402  - Executive Compensation

  Item 403  - Security Ownership of Certain Beneficial Owners and
              Management

  Item 404  - Certain Relationships and Related Transactions

  Item 601  - Index of Exhibits:
            Exhibit A)     Contract of Merger - See Item 303
            Exhibit B)     Results of the Stockholders Vote by Rogoff
                           and ADP - Approval for Merger and Name
                           Change
            Exhibit C)     Amendment for Restated Articles of
                           Incorporation
            Exhibit D)     Amendment for Reverse Split of Common
                           Shares - Dated August 24, 1999
            Exhibit E)     Amendment for Authorization of Common
                           Shares - Dated August 26, 1999
            Exhibit F)     Eutro   Corporate Managers, Inc. Contract
            Exhibit G)     Bill of Sale   Mezzanine Finance Fund, LLC
            Exhibit H)     Preferred ExchangeOffer Dated June 7, 1997
            Exhibit I)     Sale of Bio-Analytics to Cypro
                           Dated May 6, 1998
            Exhibit J)     Rescission of Contract for Merge
                           Dated February 9, 2001
            Exhibit K)     New Merger Candidate Contract
                           Dated November 14, 2002
            Exhibit L)     Web Site on Subsidiary of Country Wide
                           Foods, Inc. - Ritchie's Rich & Ready, Inc.
            Exhibit M)     Commitment for Loan   Dated December 11,
                           2002
            Exhibit N)     Two Press Releases




  PART  I.
  Statements contained herein that are not historical fact are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from original estimates. Such risks and uncertainties are contained in filings with the Securities And Exchange Commission, including without limitation Items 101 "DESCRIPTION OF BUSINESS" and 303 MANAGEMENT'S PLAN OF OPERATION".

  ITEM  101  DESCRIPTION OF BUSINESS
  (a)Business Development.
  ISSUER IS A SHELL COMPANY WHOSE PURPOSE IS TO LOCATE AND
  CONSUMATE A MERGER OR ACQUISITION WITH A PRIVATE ENTITY.
  AS NOTED HEREIN, ISSUER WANTS TO BECOME THE TARGET OF A REVERSE
  MERGER.

  ISSUER HAS NO OPERATING REVENUES AND NO EARNINGS. IT SHOULD BE
  CONSIDERED AS HAVING BEEN A BLANK CHECK COMPANY WHICH IS NOW IN
  THE DEVELOPMENT STAGE. MERGER NEGOTIATIONS ARE PRESENTLY
  TAKING PLACE AND ARE EXPECTED TO BE COMPLETED IN THE NEAR
  FUTURE. MERGER DETAILS CAN BE FOUND IN ITEM 303 (b) "MANAGEMENT'S PLAN OF OPERATION."

  This filing by Issuer of an Amended Form-10 SB is made on a voluntary basis.

  Eutro Group Holding, Inc. was incorporated under the laws of Florida in September, 1991. In that month, it acquired Bio-Analytic Laboratories, Inc., its only operating subsidiary. Eutro changed its name to Strategic Alliance Group, Inc., as described below, and will be hereinafter referred to as Issuer.

  Issuer elected, in the second fiscal quarter of 1995, to become
  a non-reporting company in order   to issue shares of common
  capital stock under SEC Regulation D-504. In November, 1999, Issuer's management decided to revert to the status of a reporting
  company and thus keep its   listing on the OTC Bulletin Board.
  Issuer intends to voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Exchange
  Act. Issuer also wishes to   make known that it has filed all
  necessary periodic reports and is current in its reporting obligations.

  On May 6, 1998, Issuer sold Bio-Analytic Laboratories, Inc. to Cypro Environmental Group, Inc., a private corporation incorporated under the laws of the State of Florida. As consideration, Issuer received 500,000 shares of Cypro common stock valued at $1,000,000. The basis for the valuation of the shares was provided by Cypro
  and, after extended arms length negotiations, was   accepted by
  Issuer. These 500,000 shares gave Issuer 24.3% of Cypro issued
  and outstanding   common stock. Issuer distributed 185,010 Cypro
  shares to Issuer's shareholders, both common   and preferred, as
  an asset distribution which reduced its interest in Cypro to 15.3%. These remaining Cypro shares were used to partially reduce Issuer's liabilities.

  Bio-Analytic Laboratories, Inc. was sold by Issuer because it continued to generate losses, was a continuing financial burden and a drain on the limited financial and management resources of Issuer. As of the date of this filing, Issuer has no shares of Cypro and since May 6, 1998, Issuer has not had an operating subsidiary.

  On May 17, 1999, negotiations were concluded by which Issuer would merge with Ivy Entertainment.Com, Inc. As consideration for this acquisition, Issuer would issue and exchange 8,575,000 shares of its common shares after a 1 for 250 reverse split, with the sole stockholder of Ivy Richard Gladstone, for 1000 shares of the common stock of Ivy Entertainment.Com, Inc. This would be the total issued and outstanding common stock of Ivy. The shares of Issuer common stock received by Richard Gladstone pursuant to the acquisition agreement would be restricted legend stock as defined by Rule 144 of the Securities Act and would make Gladstone the majority stockholder and a director of Issuer.

  A crucial clause in the acquisition agreement between Issuer and IVY was that Richard Gladstone, IVY's sole stockholder, guaranty that IVY would have a minimum of $6,000,000 in tangible assets when the merger was completed. A meeting of Issuer's shareholders was held on August 10, 1999, in which the shareholders approved, among other matters, the reverse merger of Issuer and IVY by a vote of 15,672,577 for, 5,470,870 against and 1,255,114 abstaining.

  Of importance is the fact that there were many requests for extensions of the closing date so that the $6,000,000 in assets could be amassed in IVY. These requests were granted until February, 2001. On February 9, 2001, Floyd D. Wilkenson, as former Chief Executive Officer of Issuer, sent Mark Colacurcio a termination notice, with a courtesy copy to Richard Gladstone as sole stockholder of Ivy. It informed Colacurcio that Wilkenson was rescinding the merger due to a violation of the terms of the acquisition, specifically the absence of the $6,000,000 in tangible assets on the part of Ivy. Mark Colacurcio was given ten (10) days to cure the matter. No cure was provided and so on February 20, 2001, the Acquisition Agreement was declared null and void. All references herein to a merger with Ivy are for historical purposes only. A detailed description of the negotiations for the Ivy merger are in Item 303 (a) Management's Plan of Operations.

  (b) Business Of Issuer
  Issuer offered consulting services to its subsidiary company and to other companies ranging in size from small private companies to medium size public companies. It assisted clients to bring new products to market and provided sales and marketing advice to small and medium sized companies that planned on raising capital in public securities offerings. Issuer worked with client's management in the development of a company business plan, in adopting a proper capital structure and in developing a consistent corporate story.

  Issuer specialized in financial public relations. It advised managements in the proper way to disseminate their corporate story to the investing community and thus attract the attention of stock-buyers to its shares. If the client was a private company,
  then the focus was to get its story   to the consumer so that the
  company was known, held in high esteem and its products preferred by the consuming public.

  Issuer's compensation was divided into two parts. The first, a cash payment to cover expenses and the second, a block of the client's common stock. If the client was not, and had no intention of becoming a public company, Issuer's entire fee was cash.
  Compensation in this manner, would   benefit Issuer from any
  appreciation in the price of its clients shares. Issuer's clients were obtained mainly by personal referral. It engaged in no advertising in either the financial or popular media.

  Issuer did not hold itself out as being able to fulfill any
  request made of it. If a client needed   expertise outside its
  area of competence, Issuer could form a syndicate with other consulting companies or freelance specialists. Small business consultants usually have limited areas of expertise. Often, a potential client may need consulting in several areas of its operations. If Issuer could not perform in all the areas required, it could approach other small business consulting companies that had the competency it lacked. If this is one
  company, a partnership is formed that   may not necessarily be
  equal. If this is two or more companies, the relationship, while still a partnership, is usually called a syndicate and the participation of each member is determined by negotiation among the proposed syndicate members until mutual agreement is reached.

  Competition is severe among the larger consulting companies, and
  it is brutal among the smaller   ones. The small company area
  is the only one in which Issuer could operate because of its limited resources. Its typical client profile was that of a small
  private business that could be acquired by a   small public
  company. Once an acquisition, in which it assisted, was made, Issuer would seek a contract to perform financial public relations for the enlarged public company.

  There were a host of persons and companies who offered similar services. Price cutting was rampant. Many companies delayed payment for services rendered and some did not pay at all. Demand for payment in advance was rejected. If Issuer insisted on such payment, it lost the deal.

  While without a reverse acquisition the Issuer will not be
  able to survive as a going concern,   Issuer does not want to
  give the impression or to guarantee in any way, that after a reverse acquisition with any merger partner, the union will be a successful one that will allow Issuer to survive and or prosper.

  Operating originally as a holding company after its founding in 1991, Issuer has not had, and to this day does not have, permanent employees. Company affairs are managed by an unsalaried Board of Directors. Its day-to-day affairs were handled by Corporate Managers Inc. which supplied executive, managerial and clerical assistance on a fee basis. In March, 1994, Issuer entered into a contract with Corporate Managers, Inc. located at 140 Intracoastal Drive, Jupiter, Florida 33477, for the provision of clerical help to Issuer. In 1994, Issuer paid Corporate Managers $75,000 in fees. From 1995 through 1998, Issuer paid Corporate Managers $507,000 for similar services. Issuer terminated the contract with Corporate Managers at the end of 1998.

  Floyd D. Wilkenson, Jr., son of Floyd D. Wilkenson, Sr., was
  a director of Corporate Managers,   Inc. He remained a director
  until the dissolution of the company in March, 2000. The only business relationship or affiliation that ever existed between the two entities and the Issuer, are those authorized by the Agreements between them that are attached as Exhibits to this report.

  At present, Issuer has an agreement with Mezzanine Finance
  Fund, LLC., a Florida limited liability company, to manage its affairs. This relationship began in April 30, 1999 and continues to the present. Mezzanine is a limited liability company. When
  Floyd D. Wilkenson resigned all   his posts with Issuer, he
  became managing director of Mezzanine on May 3, 1999. The only business transactions that occurred between Issuer and Mezzanine
  are those prescribed by the   agreement between them whch is
  attached as an Exhibit.

  ITEM  102  DESCRIPTION OF PROPERTY

  (a) Neither Issuer nor Bio-Analytic Laboratories, Inc., its former subsidiary, owned the offices and the production facilities they occupied.

  Issuer's original offices occupied rented space on the second floor of a building at 1070 East Indiantown Road, Suite 208, Jupiter, Florida. The area of these offices was 900 square feet and the annual rental per square foot was $12.00 per year plus
  a common area surcharge of $3.00.   The original lease had a life
  of three years and terminated on March 31, 1999. It was renewed on a year to year basis and the termination of the first renewal was March 31, 2000.

  (b) Investing in real estate and mortgages is not included in the current business activities of the Issuer, and its present management has no plans to include it in the future.

  ITEM  103  LEGAL PROCEEDINGS

     (a)    Pending legal proceedings

  On December 31, 2002, Issuer had no pending legal proceedings against it and its management was not aware of any awaiting filing.

     (b)    Pending governmental agency procedures

  On December 31 2002, Issuer had no pending governmental agency
  procedures against it and its   management was not aware of any
  procedures awaiting submission by any governmental agency.

  ITEM 201  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS

  (a)Market Information

     (1)    The common stock of Issuer is traded on the Pink
     Sheets Electronic Quotation Service, under the symbol "STGE".

     (2) The range of the high and low bid for each quarter of the last two fiscal years is as follows:

  PERIOD                    HIGH               LOW
                            BID                BID
  2002
  1st Qtr                  0.005               0.005
  2nd Qtr                  0.009               0.004
  3rd Qtr                  0.0005              0.0004
  4th Qtr                  0.0005              0.0004

  2001
  1st Qtr                  0.006               0.003
  2nd Qtr                  0.002               0.001
  3rd Qtr                  0.002               0.001
  4th Qtr                  0.016               0.009

  2000
  1st Qtr                  0.017               0.006
  2nd Qtr                  0.088               0.009
  3rd Qtr                  0.054               0.014
  4th Qtr                  0.013               0.004

     (3) The source of the high and low bid information submitted above is the daily summary made available by the Pink Sheets Electronic Quotation Service.
     (4) No cash or stock dividends have been declared on Issuer's common stock because of a paucity of earnings and cash with which dividends could be paid.
     (5) Issuer's stockholders, common and preferred, received two distributions of assets. On June 12, 1998, for each 1000 shares of common stock held, they received 2 shares of the common stock of Cypro Environmental
            Group, Inc. On January 30, 1998, for each 10,000 shares of common stock held, they received 17 shares of Freedom Medical Group, Inc. In both instances, the monetary value of the distributions was zero. These were not public companies, their operations were unprofitable and they had a negative net worth.
     (6) The asset distributions referred to in footnote 5 above were not in cash but a distribution of shares in private non-public companies. There was no possibility of converting these shares to cash so Issuer was unable to reduce the arrearage on the preferred stock. It did however distribute the shares to both classes of shareholders so the preferred shareholders did participate parri-passu with the common stockholders in both these distributions. It was only cash dividends that could not be paid to common stockholders until the preferred stock arrearages were eliminated, so the rights of the preferred stockholders were in no way impaired.
     (7) As of the date of this submission, Issuer has approximately 6700 common stockholders of record and 460 preferred stockholders of record.

  ITEM 202  DESCRIPTION OF SECURITIES.
  The Issuer has two classes of capital stock outstanding. One is
  Class A Preferred Stock and the   other is the Common Stock

     (A)     Class A Preferred Stock

  On April 16, 1997, Issuer's Articles of Incorporation were amended to authorize the issuance of 5,000,000 shares of $.10 par value preferred stock (Class A).

  Issuer's stockholders of record on June 30, 1997, were offered the
  opportunity to exchange not   more than 80% of their common stock
  for Class A preferred stock. The Class A Preferred Stock
  was not be sold to nor made available for purchase by the general public. Under the terms of the exchange offer, a common stockholder
  who tendered 50 shares of Issuer's common stock   received one
  share of Series A Preferred stock and 10 stock purchase warrants.
  Fractional shares   were compensated to the stockholder at the
  rate of $.04 per common share. The dividends on the Series A Preferred Stock were $.16 per annum payable semi-annually in arrears on the last business day of January and July of each year.

  The preferences, restrictions and rights of the Class A Preferred Stock were as follows.

     (1)    The par value was $.10 per share
     (2)    The ascribed nominal value was $2.00 per share
     (3) Preferred shareholders were entitled to receive dividends at the rate of $.16 per share per year. These dividends were cumulative.
     (4) The preferred stock would also participate parri-passu in any and all cash dividends paid to common shareholders.
     (5) No dividends would be paid on the common stock if arrears existed on the preferred stock.
     (6) In the event of dissolution or liquidation of Issuer, holders of the preferred stock were entitled to receive a liquidating dividend in the amount of $.10 per preferred share together with all accrued and unpaid dividends, if any, in preference to any payment to the common stockholders.
     (7) Preferred Stock had no voting rights and no sinking fund provision.
     (8) After one year from date of issuance of the preferred stock, and upon 30 days written notice, Issuer could, at any time, call the preferred shares for redemption at the ascribed nominal value of $2.00 per preferred share.
     (9) Each of the warrants attached to the preferred stock was detachable at any time and gave their holder the right to purchase one common share of Issuer at $1.00 per share. The warrant exercise period began on receipt of the warrant and ended at 5:00 PM on December 31, 2002.

  In negotiating the terms of the merger, Issuer's management was hampered due to the existence of preferred shares and their arrears. To eliminate this handicap with any future merger candidate, Issuer's management called the preferred shares for exchange with common stock in accordance with the provisions detailed above. Mezzanine Finance Fund, LLC performed the actual exchange and received a block of 44,788,823 common stock
  issued on January 13, 2003,   and restricted according to SEC
  Rule 144. On the date of issuance, these shares would have been valued at $44,000 if they could be sold The number of shares issued was arrived at by using the same ratio as the issuance of the preferred stock which was 1 share of preferred for each 100 shares of common stock. The number of preferred shares presently outstanding and untraceable amount to 440,000 shares or 44,000,000 shares of common stock. The remaining 788,823 shares of common were given to Issuer to cover any possible miscalculations. These shares are to be held in trust for any and all future exchanges, thereby guaranteeing there would not be any liability to Issuer or any surviving company. All but 15 preferred stockholders exchanged their shares for common stock. Neither Mezzanine nor the Issuer were able to contact these persons.

  (B) Common Stock

  On November 4, 1998, documents were registered by the Secretary
  of State of Florida increasing   the authorized common stock of
  Issuer from 100,000,000 to 500,000,000 shares. For this modification of the corporate charter, stockholder approval was required, sought and obtained.

  Issuer's common stock has the right to receive all dividends declared from time to time by the Board of Directors in accordance with, and resulting from, the operations of the company.

  Each common share is entitled to cast one vote in any matter legally presented to it.

  No preemptive rights are inherent in the common stock.

  No other material rights are contained other than the normal rights to a proportionate distribution of liquidating dividends after satisfaction of any and all prior claimants.

  There is no provision in the charter or by-laws that could
  impede, or prevent a change in control   of Issuer.

  The total number of Issuer's common shareholders is approximately 6700 as of December 31, 2002.

  (C) Debt securities

  Issuer has no debt securities outstanding and has no plans to issue any such securities.

  (D) Other securities to be offered

  At this time, and in this document, Issuer is registering no other securities.
  ITEM 303  MANAGEMENT'S PLAN OF OPERATION
  During the period covered by the financial statements, Issuer has adopted a significant change in the focus of its business activities from that of business and financial consulting to the sale of the company to a financially secure organization that could make better use of its Pink Sheet Electronic Quotation Service listing, in other words, to become the target of a reverse merger.

     (a)     IVY Entertainment.Com, Inc.

  Issuer's management decided that the merger candidate offering the best solution to Issuer's problems was IVY Entertainment.Com, Inc. hereinafter named Ivy. Discussions with Ivy management reinforced its conviction that the merger was in the best
  interest of its share holders   for the following reasons.
  First, because Ivy's industry was quite prominent as the future seemed to be internet related. Second, in the amount of assets IVY
  was to have when the union occurred.   Third, in the caliber and
  integrity of the persons involved which after investigation led Issuer's management to believe were very high. Unfortunately, experience proved the Issuer's analysis and selection of Ivy to be wrong.

  Ivy was incorporated in Florida on May 25, 1999. It was a
  development stage company that had   no operations or
  business activities at the time the Form 10-SB was submitted.
  Ivy opened a web   site after the Form 10-SB was submitted, the
  name of which was www.IvyEntertainment.com.   The web site held
  the exclusive internet rights of the IVY Night Club of New York,
  but owned no   interest in the club itself.

  Ivy intended to expand its operations through acquisitions and
  by entering into distribution and   marketing agreements with
  companies having particular focus on the entertainment,
  hospitality,   financial and technology industries. Ivy signed
  a letter of intent to acquire Strategic Management Corp., a company intended to be a one stop financial services firm
  catering to small business   owners and individuals with a net
  worth of more than $500,000. To enhance its entertainment division, Ivy entered into a marketing agreement with Touch
  Entertainment, Inc. to distribute its   touch screens to night
  clubs and eateries throughout the world. To enhance its technology division, Ivy entered into a distribution agreement with Sense Technologies, Inc. to distribute its biometric fingerprint employee verification and authentication system and with Global Communication Networks, Inc. for distribution of internet services
  and provision of long distance   telephone services.

  On August 10, 1999, Issuer held a special meeting of its Board
  of Directors. Proxies solicited and   received by August 9, 1999,
  were voted. The matters presented to the Issuer's Board of Directors were the following:

  To approve and adopt amended and restated Articles of
  Incorporation of Issuer. in the form   attached to the Proxy
  Statement dated July 9, 1999, and attached as an Exhibit.

  To authorize the Board of Directors to approve and ratify the removal of Article 9 of Bio-Analytic Laboratories, Inc. amended
  without stockholder approval in October, 1991, through   reverse
  acquisition of Issuer.

  To approve and authorize the Board of Directors, in its sole
  discretion, to proceed if deemed   necessary with a reverse
  stock split not to exceed 1 for 250 with cash in lieu of fractional shares.

  To grant the Board of Directors the authority to increase the authorized share capital to 100,000,000 shares, after the reverse split, if deemed necessary.

  To approve and grant the Board of Directors the authority to acquire Ivy, a Florida corporation, in consideration of 8,575,000 shares of the Issuer's new common stock for 100% of the capital stock of Ivy. The Issuer shares shall be restricted shares under SEC Rule 144.

  To approve the change of name of Issuer to Strategic Alliance
  Group, Inc.

  All the above were approved with 64% of the shares voting in favor of adoption.

  On October 18, 1999, The State of Florida received and accepted
  Articles of Amendment to the   Articles of Incorporation of
  Issuer that changed its name to Strategic Alliance Group, Inc.
  The document number is G66158.

  On November 12, 1999, Officer/Director Resignations were filed
  with the Department of State of   Florida, resigning the entire
  board of directors and officers Issuer. Also on November 12, 1999, Articles of Amendment to the Articles of Incorporation of Issuer
  were filed with the Florida   Department of State appointing a new
  Board of Directors composed of Richard Gladstone,   Howard Helfant
  and Mark Colacurcio. The date of the Amendment's adoption was November 11, 1999. It was adopted without shareholder action, which was not required.

  On May 9, 2000, Richard Gladstone and Howard Helfant submitted
  their resignations as directors   and officers of the Issuer.
  This left Mark Colacurcio as the Issuer's sole director and
  officer. The   reasons for their resignations were legal
  difficulties and investigation by the SEC which found no wrongdoing by either person.

  The offices of Ivy were located at 2505 Boca Raton Boulevard,
  Suite 1, Boca Raton , Florida,   33431. The telephone number was
  (561) 367 8565. As of the date of filing of this document, the existence of Ivy and the address of an office are unknown to Issuer.

  There were five obligations binding both parties to the reverse
  merger. First, Issuer shareholders   must approve a I for 250
  reverse stock split of Issuer's common stock. Second, Issuer
  must satisfy   all its liabilities and enter the merger with no
  short or long term liabilities.. Third, Ivy is   committed to
  having assets, measured in accordance with generally accepted
  accounting   principles, valued at a minimum of $6,000,000.
  Fourth, the closing of the reverse merger must   take place on or
  before July 31, 1999, unless extended by the mutual consent of both
  parties.   Fifth, the reverse merger is subject to satisfactory due
  diligence by both parties.

  Ivy's authorized capital consisted of 20,000,000 shares of Common
  Stock, par value $.01 per   share and 10,000,000 shares of
  Preferred Stock, par value $.01 per share. As of September 1,
  1999, IVY has 1,000 shares of common stock issued and outstanding and no preferred stock.

  On February 9, 2001, as former Chief Executive Officer of Issuer,
  Floyd D. Wilkenson sent   Mark Colacurcio a termination notice,
  with a copy to Richard Gladstone as sole   stocckholder, informing
  him that Wilkenson was rescinding the merger due to a violation of the terms of the acquisition, specifically the lack of $6,000,000
  of real assets in Ivy.. Mark   Colacurcio was given ten (10) days
  to cure the matter. No cure was provided, therefore the Acquisition Agreement was declared null and void on February 20, 2001. The copy to Richard Gladstone was sent as a courtesy since
  he was the person who had signed the   original merger contract
  and was sole stockholder of Ivy.

  On February 24, 2001, Mark Colacurcio orally informed Floyd D.
  Wilkenson of his decision to   resign as sole officer and director
  of Issuer. On February 26, 2001, Floyd Wilkenson sent a letter to Mark Colacurcio accepting his oral resignation and also asking
  if Colacurcio would be willing   to stay on in his positions for a
  period of time until Wilkenson, owing to a health problem, was ready to resume his duties as Sole Officer and Director of Issuer.
  Colacurcio agreed to   Wilkenson's request.

  On September 28, 2001, Mr. Wilkenson had recovered sufficiently
  from illness to resume the   responsibilities and duties of sole
  director of Issuer. He signed Issuer's 2001 Annual Report. The most significant of Wilkenson's early acts was to instruct Aaron
  Stein, CPA, to review the   company Form 10Q-SB's and prepare
  audited annual financial statements for the fiscal year ending September 30, 2001.

  As Issuer has no permanent full time employees, there was, and
  is, no problem of significant   changes or reductions of personnel.

  No contract exists with any temporary employment service. Any
  and all its affairs are handled by   Mezzanine Finance LLC.

  (b) Plan of Operation   Country Wide Foods, Inc.

  To avoid repetition of the Ivy experience, Issuer's management
  selected a company in a growth   sector of a mundane industry.
  This means that while deep fried turkey breasts are a new product and may enjoy rapid acceptance, the food industry in the United
  States, tends to grow at a rate   roughly equal to that of the
  population and its disposable income.

  There is no relationship or affiliation between Ritchie's and the Issuer.

  Ritchie's Rich & Ready, Inc. hereinafter called Ritchie's is a
  development stage company that has   no operating history. It has
  developed a new method of deep frying turkeys to produce tender and juicy turkey breasts and components. Several undocumented
  tests were provided to various   groups of people to obtain their
  opinion of the product. These tasters included the Department of Agriculture of Utah, the purchasing manager for the Delta Center
  of Utah where the Utah Jazz   play, restaurants, eateries, and
  potential investors. No negative comments were received. Empirical observation, questioning and an internet search
  provided the Issuer with data which led   to the conclusion
  that deep frying turkeys is not yet a major commercial endeavor. Some companies offer home sales of deep fried turkeys but there
  seems to be no evidence of their   having a place in supermarkets
  or restaurants. The Utah department of Agriculture put in writing that they have no knowledge of deep fried turkey processing for commercial sales in their state.

  Ritchie's process takes a whole turkey or turkey breasts, injects
  its special recipe marinades,   tumbles them to insure tenderness
  and even distribution of the marinades, and cooks them in   peanut
  oil. The cooking process is based on a controlled moving line of
  birds through a 350 Deg vat   of peanut oil. After approximately 45
  minutes, at the end of the line, the birds are removed and packaged. Breasts are sliced. This will allow re-heating of the
  product with uniform heating and   maintenance of the juices for
  the tender and tasty quality. After packaging, the products are then sent to the freezer or delivered fresh.

  Rirchie's has provided samples of its deep fried turkeys to eating
  establishments to determine if   there was a viable market.
  Several restaurants, delicatessens and other sales outlets have expressed interest in the product and indicated verbally that they
  would order it when it became   available. A taste test was
  conducted by a supermarket chain. Based on the test results, the supermarket company issued a Letter of Interest to Ritchies
  stating they will start by stocking the   product in a few stores
  subject to a price agreement. There are other companies providing oven baked, smoked and raw turkeys to the market. To the best of
  the company's knowledge, no other   company has yet introduced deep
  fried turkeys to a mass distribution market facility The United States population has had some exposure to home deep frying vats,
  but these are dangerous. Fire   is a constant potential danger,
  and gallons of hot oil are a basis of potential burns.

  Freedom Medical Holding Group, Inc. is a Florida corporation
  incorporated in July 1996 as a   holding company to acquire
  medical service and technological companies. The first
  acquisition was Liberty Diagnostics Inc. on October 24, 1996.
  As consideration for the transaction  Freedom   paid the sum of
  $10.00 and 2,450,000 shares of Freedom common stock. Liberty provided neurological testing to patients of physicians. Liberty maintains offices at 1001 west Cypress Creek Road, Suite 414,
  Fort Lauderdale , Florida . The Issuer was financial consultant to Freedom. As compensation for its services, Issuer received 300,000 shares of Freedoms common stock. Fifty percent or 150,000 shares were distributed to the Issuer's shareholders as a distribution of assets as described above. The registration process
  with the SEC was initiated but   was never completed. After the
  failure to list Freedom on the OTC Bulletin Board, the relationship between Freedom and Issuer was terminated.

  In October, 2002, Management of Ritchie's started merger
  discussions Freedom,  In a special   meeting of Ritchie's
  Board of Directors, held on November 18, 2002, consideration was given to the merger of Ritchie's with Freedom. The merger was put to a vote. Since Ritchie's is a private company, all the shares were voted either by their owners or by proxy. Eighty seven
  percent   (87%) were cast in favor of the merger and it was
  approved. Mr. Leon Caldwell, was appointed Ritchie's Corporate Secretary and given authority and instructions to consummate the approved merger. On November 18, 2002, the merger of Ritchies and
  Freedom was concluded. Papers were   filed with the Secretary of
  State of Florida changing the name of the company from Freedom to Country Wide Foods, Inc., which shall be hereinafter referred to as Countrywide. The merger agreement is filed as an Attachment to this report.

  Merger discussions were started between Countrywide and the Issuer, with the Sole Manager and Director of Issuer being Mr. Floyd D. Wilkenson. The discussions progressed rapidly and a plan of operation was finally agreed upon. On December
  10, 2002, the Issuer filed with the SEC a Report 14C Information Statement. It announced Issuer's intention to merge with Countrywide and become the surviving company with Ritchie's as a totally owned subsidiary. Contract of merger between Issuer and Countrywide has been committed to and signed by the Countrywide Board of Directors and by Issuer's sole director.

  Issuer issued two press releases. The first on December 16, 2002, officially announced the merger discussions and gave details of the operations of Ritchie's. On December 23, 2002, Issuer issued a second press release announcing it had assisted in arranging a bridge loan for Ritchie's in the amount of $1,000,000. The bridge loan was approved on December 11, 2002, by Capital Group International, a Florida investment banking and corporate
  development organization. When   disbursed, the proceeds of the
  loan will be used by Ritchie's to equip its Utah turkey processing facility. This is the first of five such processing facilities to be located strategically across the United States in order to properly supply its customer base.

  To be more specific, allocation of the proceeds of the loan are as follows.

       1.   Lease of Building  $25,000
       2.   New Equipment  $250,000
       3.   Interest Reserve  $100,000
       4.   Referral, legal and Loan Points  $110,000
       5.   Inventory  $ 20,000
       6.   Legal work  $100,000
       7.   Working Capital  $395,000

  A copy of the loan commitment is attached to this report as an Exhibit.

  The merger negotiations are expected to be completed in the first half of 2003 after the following procedural matters are completed.

       1. A reverse split of Issuer's stock in the ratio of 1 new share for 250 old shares has been requested by Countrywide and agreed to by the management of Issuer. Issuer's shareholders have already approved this action. The documents will be submitted to the Secretary of State of Florida upon completion of the merger.
       2. Submission of documents to the Secretary of State of Florida changing Issuer's name to Country Wide Foods, Inc.
       3. The filing with the SEC of a Form 8-K giving complete terms of the merger, detailing the composition of the new Board of Directors, the new management of the Issuer and the fact that the merger has in fact been completed.

  The basic details of the merger are that Country Wide Foods will sell to Issuer 17,100,000 shares of its common stock which will constitute 100% of its issued and outstanding common stock for 17,100,000 shares of Issuer's common stock After the completion
  of the merger and the reverse   split, Issuer will have issued
  and outstanding common capital stock of 19,000,000 shares and 7,738 stockholders. The Purchase and Sale Agreement covering this transactionis attached to this document as an exhibit.

  As of December 31, 2002, Most of the terms and conditions of
  this merger had been agreed upon.   Countrywide, a Florida
  corporation, would be the surviving company and its first wholly owned operating subsidiary would be Ritchie's a Utah corporation.

  After the merger has been completed, the names of those who have
  agreed to be officers and   directors the Issuer are John Baird,
  Chairman and Chief Executive Officer, Robert Stenquist, President, Robert McIntosh, Vice President Marketing and Leon
  Caldwell Vice President and   Chief Financial Officer. All other
  positions are vacant and will be filled when company operations begin. Extended biographies of the management team and the positions they will occupy will be supplied after completion of the merger.

  A turkey processing facility has been identified in Salt Lake City, Utah. It is a 10,000 square feet open floor unit and an additional 1800 square feet for refrigeration, freezer, and
  space space for a   modest size office. This would be the
  company's first operating and processing facility. No formal agreement to use the property has been entered into, and will
  not be until the company   receives sufficient financing. The
  building would be leased, with an option to buy, from a third party unrelated to any of the officers or directors of Country Wide Foods/Ritchies. The building is expected to be available for lease in August, 2003. If this building is not available within the time frame in which the company can execute a lease, then other similar facilities in Salt Lake City, Utah, would be used, The owners of all these possible alternative sites also have no connection or relationship to any of the officers or directors of Country Wide Foods/Ritchies. In the event sales justify building additional facilities around the country to facilitate delivery to the supermarket chains, the company would establish up to five in strategic locations.

  Adapting the building to the company's processing requirements when the proceeds of the bridge loan are disbursed means the acquisition of the vat cooking line, the tumbling equipment, the refrigeration equipment and all other ancillary equipment to provide capacity for processing up to 500 turkeys per each eight hour shift. When product sales have absorbed 100% of this capacity the company will add more lines to establish a capacity of 2000
  turkeys per each eight hour shft.   Each facility is expected to
  top out at 4,000 turkeys. Rental and capital equipment costs are budgeted at $275,000. After product sales have been achieved at 100% of the then existing capacity, Ritchie's will increase its capacity to process up to 1,000 full turkeys a day. The line that was initially installed will be utilized to continue Ritchie's research for variations on the turkey flavoring.
  This may include, but not be limited to, Cajun flavorings,
  Kosher processing,   and packaging requirements that will be
  dictated from supermarkets for a place in the Home Meal Replacement market. Ritchie's anticipates that Home Meal Replacement will be its main revenue source. Countrywide feels it has identified a profitable niche market in the food and particularly the home meal replacement market which is presently a $100 billion market and which food analysts expect to double by the year 2010.

  Issuer is conducting these merger discussions because it feels
  that Ritchie's has identified a   profitable niche market and
  has developed a well-defined strategy to implement its business
  model. Ritchie's   management anticipates the company to be
  cash flow positive beginning by the end of its second year of operation, and strongly believes that Country Wide would be an attractive investment that will reward Issuer's stockholders as well as new investors. The project itself, once funded, should withstand the element of normal business risks to warrant
  confidence in the project and its   revenue projections.
  However, all uncertainties of future performance cannot be predicted. As such, the investment, as any other, carries a certain degree of financial risk.

  ITEM 304  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
  ACCOUNTING AND FINANCIAL DISCLOSURE ITEMS

  Prior to 1995, Issuer was a reporting company. In the second fiscal quarter of 1995, it elected to become a non-reporting company in order to issue shares of common capital stock under SEC Regulation D-504. The accounting firm of Alliota & Fritsch, LLC, of 140 Intracoastal Pointe Drive, Suite 305, Jupiter, Florida 33477, Telephone (561) 747 1040, was company auditors.

  In 1996, on advice of counsel, Issuer's Board of Directors accepted the resignations of Mr. J. O'Keefe, as its Chief
  Financial Officer, and Ms. V. Lavache as its Secretary/Treasurer. The Board of Directors also terminated the relationship with the accounting firm named above. It was agreed that corporate accounting would be performed by Ms. Donna Grooms who performed the duties of accountant and comptroller.

  The present auditor of the Issuer is Mr. Aaron Stein, CPA, of
  534 Willow Avenue, PO Box 315, Cedarhurst, New York 11516, telephone, (516) 569 0520. Mr. Stein is licensed to practice as a CPA in the State of New York. His accreditation can be verified at
  the New York State   Department of Education Licensing Office.
  The electronic link for speedy verification is: http://www.nysed.gov/coms/op001/opscr2?profcd=07&plicno=054521

  Issuer has not changed accountants during the last two fiscal
  years, nor has it had any   disagreements with the accountants
  on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures.

  ITEM  310  FINANCIAL STATEMENTS
  STRATEGIC ALLIANCE GROUP, INC.
  AUDITED FINANCIAL STATEMENTS

  Fiscal Years ended September 30, 2002 and 2001
  Table of Contents

  Report of Independent Accountant
  Financial Statements
       Balance Sheet
       Statement of Operations
       Statement of Changes in Stockholders' Deficit
       Statement of Cash Flow
       Notes to Financial Statements

  Aaron Stein
  CERTIFIED PUBLIC ACCOUNT
  981 ALLEN LANE
  P.O. BOX 406
  WOODMERE, NY 11598
  516-569-0520

  To the Board of Directors and Shareholders'
       Strategic Alliance Group, Inc.

  I have audited the accompanying balance sheet of Strategic Alliance Group, Inc. as of September 30, 2002, and the related statement of operations, changes in stockholders' deficit and
  cash flows for each year   September 30, 2002 and 2001. These
  financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

  I conducted my audit in accordance with generally accepted
  auditing standards. Those standards require   that I plan and
  perform the audit to obtain reasonable assurance about whether
  the financial statements are   free of material misstatement.
  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as
  evaluating the overall financial statement   presentation. I
  believe that my audit provides a reasonable basis for my opinion.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eutro Strategic Alliance Group, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the two years ended September 30, 2002 and 2001 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared
  assuming that the Company will continue as a going concern.
  As discussed in Note 2 to the financial statements, the
  Company, has a very limited   operating history, has a
  shareholder and working capital deficiency and has suffered
  recurring losses since   inception. The Company's lack of
  financial resources and liquidity as of September 30, 2002 raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in
  Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Aaron Stein
  Woodmere, New York
  October 15, 2002

      STRATEGIC ALLIANCE GROUP, INC.
             BALANCE SHEET
          SEPTEMBER 30, 2002

  ASSETS

  CURRENT TOTAL ASSETS
      Cash and cash equivalents             $            0




  TOTAL ASSETS                              $            0

  LIABILITIES AND STOCKHOLDERS' DEFICIT     $            0

  CURRENT LIABILITIES
      Preferred dividends                   $            0


  STOCKHOLDERS' DEFICIT
      Common stock, $.10 par value,
      authorized 500,000,000 shares,
      475,000,000 issued and outstanding        47,500,000


  Additional paid-in capital                   (44,788,823)
  Stockholder Equity                            (2,711,177)

  Total Liabilities and Stockholders Equity $            0
1057:


  See accompanying notes to financial statements



  STRATEGIC ALLIANCE GROUP, INC.
  STATEMENT OF OPERATIONS


                                    Years ended September 30,
                                    2002                2001

  REVENUE                         $         0       $        0


  GENERAL AND ADMINISTRATIVE EXPENSES       0                0


  OPERATING LOSS                            0                0


  OTHER INCOME (EXPENSES)
   Gain on sale of fixed assets             0                0
   Interest expense                         0                0

             Total

             LOSS BEFORE PROVISION FOR
             INCOME TAXES                   0                0


  INCOME TAXES                              0                0

  NET LOSS                            $     0         $      0




  LOSS PER SHARE
   Basic                                  nil               nil

  AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING
   Basic                          475,000,000        406,249,977


  See accompanying notes to financial statements


  STRATEGIC ALLIANCE GROUP, INC.
  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
1110:
1111:
                 Pref Stck        Comm Stck          Additional
                                                      Paid In
               Shares Amount  Shares       Amount     Capital
  Bal 9/30/01 197,944 19,794 406,249,977 40,624,977
  Bal 9/30/02    0     0     475,000,000 47,500,000  (44,788,823)

			 Accumulated
                    Deficit          Total
  Bal 9/30/01
  Bal 9/30/02     (2,711,177)    (47,500,000)

 Note:
  In the fourth quarter of the fiscal year ending 9/30/02, resolutions were passed and the following shares of common stock were issued.

  44,788,823 shares to Mezzanine Finance Fund LLC to provide for
  future exchange of Preferred   Stock.

  23,961,200 shares to the company transfer agent for the exchange of shares Preferred Stock and accumulated interest submitted for exchange.
1134:
  See accompanying notes to financial statements

  STRATEGIC ALLIANCE GROUP, INC.
  STATEMENT OF CASH FLOWS
                                           Years ended September 30,
                                           2002                2001

  CASH FLOWS FROM OPERATING ACTIVITIES

       Net loss                        $        0        $         0

       Adjustments to reconcile net loss to
            net cash used by operating
             activities:
                 Gain on sale of fixed assets   0                (45)
                 Issuance of common stock
                 for services rendered
                    and other long-term
                    liabilities                 0                  0


            Changes in operating assets and
            liabilities:
                 Accounts payable and accrued
                 expenses                    (129)                 0
                 Preferred dividends
                    See Note                    0                  0
                 Other long term-liabilities    0                  0

                      Net cash used in
                      operating activities   (129)               (45)


  CASH FLOWS FROM INVESTING ACTIVITIES

       Proceeds from sale of furniture and
       equipment                               0                   0


  CASH FLOWS FROM FINANCING ACTIVITIES

       Proceeds from sale of common stock      0                   0


            NET INCREASE/DECREASE IN CASH AND
              CASH EQUIVALENTS              (129)                (45)
1181:
  CASH AND CASH EQUIVALENTS, Beginning       129                 174

  CASH AND CASH EQUIVALENTS, Ending     $      0        $        129




  See accompanying notes to financial statements


STRATEGIC ALLIANCE GROUP, INC.
  NOTES TO FINANCIAL STATEMENTS
  SEPTEMBER 30, 2002

  Note 1: Organization, Business and Significant Accounting
          Policies
       Organization

       Strategic Alliance Group, Inc. (the Company) was originally incorporated in Florida as Eutro Group Holding, Inc. in September 1991. On October 18, 1999 the Company filed its Articles of Amendment to its Articles of Incorporation thereby changing its name to Strategic Alliance Group, Inc. In September 1991 the Company completed a reverse acquisition of Bio-Analytic Laboratories, Inc., which then became a wholly owned operating subsidiary of the Company. On May 6, 1998, the Company sold its Bio-Analytic Laboratories, Inc. subsidiary. Since May 6, 1998, the Company has not had an operating subsidiary.

       Business
       Strategic Alliance Group, Inc. is a holding corporation. Its principal business is to own operating subsidiaries and assist these companies as well as other small and medium size companies with research, development, marketing and sales. Additionally, the Company will assist in the development of business plans and specializes in financial public relations.

       Significant accounting policies
       Use of Estimates in Financial Statements
       Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

       Cash and Cash Equivalents   For purposes of reporting cash
       flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and equivalents in the accompanying balance sheet.

       Income Taxes - Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes" is effective for financial statements issued for fiscal years beginning on or after December 15, 1992. Under FAS 109, deferred income taxes generally represent the future tax effect of existing differences between the book and tax bases of assets and liabilities, using the tax rates and laws existing as of the latest balance sheet date.

       The Company has not elected early adoption of this statement. The adoption of FAS 109 is not expected to have a material effect on the Company's financial position or results of operations due to the Company's NOL position and recent losses. The Company expects to record a deferred tax asset that will be fully reserved through the recording of a 100% valuation allowance.

       Earnings per Common Share - Basic loss per common share is computed using the weighted average number of common shares outstanding during the year.

  Note 2: Going Concern Consideration
       The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a very limited operating history, has a shareholder and working capital deficiency and has had losses since inception. The Company's lack of financial resources and liquidity at September 30, 2002 raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has been dependent upon raising debt and equity funding to remain in existence as a going concern. Its continued existence is also dependent on equity funding.

       The Company will continue to actively search for other suitable operating companies to effectuate a merger with.

  Note 3: Shareholders' Deficit
       None

  ITEM  401  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
    PERSONS;  COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT
    DIRECTORS AND EXECUTIVE OFFICERS

                                               Date of       Term
  Name                    Age   Position       Election      Expires

  Floyd D. Wilkenson, Sr. 76    Sole Director  Sept.1991    Sept.2003


  All Issuer's directors were elected for an initial term of three
  years. The last complete Board   resigned on April, 1999.

  The following is a biographical summary.

  FLOYD D.WILKENSON Sr, Sole Director. Mr. Wilkenson's record of
  accomplishment spans   more than fifty years.  It includes
  experience in the sale of durable and consumer goods, product marketing and management. Before founding the Issuer, he directed the activities of an investment banking firm and served as its CEO. His particular responsibility was as financial and management consultant to manufacturing companies and banks.

  SIGNIFICANT EMPLOYEES
  The Issuer's sole director and executive manager is Floyd D.
  Wilkenson, Sr.

  FAMILY RELATIONSHIPS
  Since the only executive and director is Floyd D. Wilkenson,
  no family relationships between any   directors or executive
  officers of the company exist, either by blood or by marriage.

  DIRECTORSHIPS OF OTHER REPORTING COMPANIES
  The sole officer and director of Issuer holds no directorships in other reporting companies.

  PROMOTERS AND CONTROL PERSONS
  Other than Floyd D. Wilkenson Sr., there are no other promoters or control persons actively involved with Issuer at this time.

  The only control person evident is Floyd D. Wilkenson Sr. as described above.

  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
  Except as set forth below, during the past five years, no director,
  person nominated to become a   director, executive officer,
  promoter or control person of Issuer:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
     (3) was subject to any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
     (4)    was found by a court of competent jurisdiction
            (in a civil action) the SEC or the Commodity
            Futures Trading Commission, to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

  ITEM 402  EXECUTIVE COMPENSATION
  Executive compensation
  The only executive is the Sole Executive Officer, Floyd D. Wilkenson. He receives no compensation for the services he renders either in cash or in stock or in any other form of direct compensation or perquisites of any kind. There are no other employees. All corporate functions were performed by persons supplied by outside companies providing temporary help
  or by the   occasional outside consultant or contractor.

  Director Compensation
  The directors of Issuer received no direct monetary compensation.
  Upon election to the Board of   Directors, they received 100,000
  shares of Issuer common stock. This stock was investment stock under Rule 144. The directors received no other compensation
  either in stock or in cash or in   options or in stock
  appreciation rights (SAR'') or perquisites of any kind.

  The directors of Issuer and the dates they received their
  100,000 shares of Issuer common stock   are Anthony Marinaro
  on December 4, 1991, Daniel Birbilis on December 4, 1991,
  William Barry on February 27, 1992, Sean McHale on February 27, 1992, Floyd D. Wilkenson on June 15, 1992, Mack Hunter on December 12, 1997, Bradley Wilkenson on September 18, 1997, and
  William Burkart on November 20, 1997. These were all investment shares under Rule 144.

  ITEM 403  SECURITY OWNNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT

  Security ownership of certain beneficial owners.

  As described above in Item 202 (B), the total number of
  Issuer's common shareholders is   approximately 6700 as of
  December 31, 2002. As of the date of submission of this Amended Form 10 SB there is no person or group of persons known to Issuer
  to be the beneficial owner of   more than five percent (5%) of its
  common stock. Mezzanine Finance Fund, LLC. holds 9.43% of the common stock (44,788,823 shares) in order to be able to effect any future conversion requests of its preferred stock.

     (a)    Security ownership of management

  Title of class Name and address        Amount and nature    Percent
                 Of beneficial owner     of benef ownership  of class
  Common         Floyd D. Wilkenson            0                0
                 3551 S.W. Corporate Pky
                 Palm City, FL  34990

  There are no internal arrangements either by agreement or in the by-laws of Issuer that would inhibit or prohibit a change in control of the Company.

  ITEM 404 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS Transactions with management and others.
  Floyd D. Wilkenson, Sr. then Chairman of the Board of Directors
  and Chief Executive Officer of   the Issuer, advanced the Issuer
  at various times from September, 1991, to April 30,1999, funds totaling $879,000. These loans were non interest bearing and were
  made to Issuer to prevent the   company  from going into bankruptcy
  and liquidation. It should be noted that part of the $879,000 was nine years of salary not taken because due to a lack of revenues. The salary debt amounted to $450,000 (9 years at $50,000 per year).

  To comply with the contract for the reverse merger which stated
  that all liabilities must be either   eliminated or satisfied, Mr.
  Wilkenson, Sr. agreed to settle the debt by accepting 20,000,000 shares of Eutro common stock valued at $.02 per share for a total
  of $400,000. This was stock   under Rule 504 and it was
  subsequently sold by Mr. Wilkenson. It eliminated the liability to him by the Issuer. On advice of counsel and of auditor, Mr.
  Wilkenson, Sr. agreed to discount his   advances to Issuer to the
  amount of $400,000 instead of the full face value of the loans,
  because   some advances could not be documented.

  Certain loans had been made to Bio Analytic Laboratories in 1990, and shown in the company's financial statements, by Mr. Van Shelly in the amount of $100,000. Mr Shelly was a stockholder in Bio Analytic Laboratories before it became a wholly owned subsidiary of the Issuer. Another loan was made to Bio Analytic by Dr. William Barry, a former CEO of Bio and a director of the
  Issuer for $200,000. In both instances the interest rate was 8%
  per annum simple interest. Both   these loans were settled by the
  issuance of Issuer common stock basis $.02 per share and releases were signed by both parties. The details are as follows. In 1999,
  Mr. Shelly settled for an amount   totaling $112,000. Dr. Barry
  settled for 10,000,000 shares of Rule 144 restricted common stock. While both loans were originally made to Bio-Analytic Laboratories,
  they were assumed by the   Issuer when Bio was sold to Cypro
  Environmental Group, Inc.

  The three year lease obligation of the Issuer's offices in Jupiter,
  Florida,, totaling $46, 638, were   assumed by Mezzanine and
  settled with the Issuer's landlord. A release was signed for any obligation that Issuer had to Mezzanine. Mezzanine also purchased
  the office furniture, fixtures   and equipment of Issuer with
  payment in the amount of $10,770. Details of these two
  transactions are contained in Exhibits A and C to the Bill of Sale
  which is Exhibit D attached to this form.   There are no other
  material issues relating to these transactions to be disclosed.

  Management of the Issuer consisted of Floyd Wilkenson, Bradley
  Wilkenson, Mack Hunter, Daniel Birbilis and William Burckhart.
  The management of Mezzanine consisted of Floyd D Wilkenson Jr., and Lisa Whitmer.

  ITEM 601  EXHIBITS

	Exhibits are available from the Company upon request
	      Exhibit A)     Contract of Merger - See Item 303
            Exhibit B)     Results of the Stockholders Vote by
                           Rogoff and ADP
                           Approval for Merger and Name Change
            Exhibit C)     Amendment for Restated Articles of
                           Incorporation
            Exhibit D)     Amendment for Reverse Split of Common
                           Shares - Dated August 24, 1999
            Exhibit E)     Amendment for Authorization of Common
                           Shares - Dated August 26, 1999
            Exhibit F)     Eutro   Corporate Managers, Inc. Contract
            Exhibit G)     Bill of Sale   Mezzanine Finance Fund, LLC
            Exhibit H)     Preferred Exchange Offer   Dated June 7,
                           1997
            Exhibit I)     Sale of Bio-Analytics to Cypro
                           Dated May 6, 1998
            Exhibit J)     Rescission of Contract for Merge
                           Dated February 9, 2001
            Exhibit K)     New Merger Candidate Contract
                           Dated November 14, 2002
            Exhibit L)     Web Site on Subsidiary of Country Wide
                           Foods, Inc. - Ritchie's Rich & Ready, Inc.
            Exhibit M)     Commitment for Loan   Dated December 11,
                           2002
            Exhibit N)     Two Press Releases


  SIGNATURES
  Certification of Chief Executive Officer Pursuant to Section 906 of the
                     Sarbanes Oxley Act of 2002

  Pursuant to 18 U.S.C. 1350, as created by Section 906 of the
  Sarbanes Oxley Act of 2002, the   undersigned officer of
  Strategic Alliance Group, Inc.(the "Company") hereby certifies that:

  (i) the Financial Report on Amended Form 10-SB of the Company
  for the annual period ended   September 30, 2002 , as amended,
  (the Report) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

  (ii) the information contained in the Report fairly presents,
  in all material respects, the financial   condition and results
  of operations of the Company as of, and for, the periods
  presented in the   Report.

                                /s/   FLOYD D. WILKENSON
                                ----------------------------------
                                Floyd D. Wilkenson
                                President & Chief Executive Officer

  Dated:  August 14, 2003



  Certification of Chief Financial Officer Pursuant to Section 906 of the
                  Sarbanes Oxley Act of 2002

  Pursuant to 18 U.S.C. 1350, as created by Section 906 of the
  Sarbanes Oxley Act of 2002 the   undersigned officer of
  Starategic Alliance Group, Inc. (the "Company") hereby certifies that:

  (i) the Financial Report on Form 10-SB of the Company for the
  annual period ended September   30, 2003 , as amended,
  (the Report) fully complies with the requirements of Section
  13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

  (ii) the information contained in the Report fairly presents,
  in all material respects, the financial   condition and results
  of operations of the Company as of, and for, the periods presented in the Report.

                                /s/    FLOYD D. WILKENSON
                                ----------------------------------
                                Floyd D. Wilkenson
                                President & Chief Financial Officer

  Dated:  August 14, 2003